Free Writing Prospectus

VanEck Merk Gold ETF

2026-01-28 Merk/The Daily Upside interview

0001546652

Pursuant to 433/164

333-274643

Gold ETFs Shine as Prices Hit New Highs

Lilly Riddle

lilly@thedailyupside.com

They say some people are worth their weight in gold … Well, they're probably carrying a little extra weight right now.

The price of gold grew to historic highs last week, pushing past $5,100 an ounce and rising 18% so far in January alone, according to a *Financial Times* analysis. The boom has extended to other precious metals, too, with silver hitting a record $109 on Monday. Gold ETFs were one of the top-performing strategies in 2025. Individual investors sunk $95 million into the largest gold ETF, GLD, this month, the biggest single increase since October 2025, according to research from JPMorgan. It's an area of interest for financial advisors and their clients.

"Yes, the price is high; yes, volatility is elevated," said Axel Merk, the chief investment officer at Merk Investments who helps oversee the VanEck Merk Gold ETF (OUNZ). "And by all means, a correction, even a severe one, is, of course, possible,"

Speculative Fervor

One reason for gold's historically high price is interest from speculators, who trade futures and derivatives on commodities like gold and tend to be momentum traders, Merk said. What has happened with gold, he added, is similar to bitcoin's performance swings. "[Bitcoin's price] goes up, lots of people then go out, it goes up, up, up, others are jumping on it. I group those into the speculative camp," Merk said. "They don't really have a fundamental reason to invest in something… I'm not saying that's the dominant investor, but it is one factor that has changed versus a year ago." Other reasons for the boom include inflation, high central bank demand and tariffs.

Some of the best - performing gold ETFs include: • The SPDR Gold Trust (GLD), which is up 20% YTD. • The ishares Gold Trust (IAU), which is also up 20 0 /oYTD. • The SPDR Gold Minishares Trust (GLDM), which is up 19% YTD. 3t Trend Ghasers. One major dikerenee between the current gold boom and previous bull markets — like the technology industry in the 1990s — is that retail investors aren't driving the change, Merk said. “This is not the same as everybody chasing a trend,” he said. “Most people do not understand gold.”

The issuer has filed a registration statement with the SECfor offering to which this communication relates. Before you invest, you should read the prospectus and other documents.